August 10, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Division of Corporation Finance

Re:	HomeStreet, Inc.
Form S-3 Registration Statement
Registration No. 333-205174

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Willamette Valley Vineyards, Inc., an Oregon corporation (the “Company”), hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the registration statement will become effective at 4:30 p.m. Eastern Daylight Time on August 10, 2015, or as soon thereafter as practicable.

In addition, we confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Willamette Valley Vineyards, Inc.

By:	/s/ James W. Bernau
James W. Bernau
President and Chief Executive Officer